GRUPO CASA SABA

Grupo Casa launches a Tender Offer in Santiago de Chile to  Acquire up to 100% of Farmacias Ahumada, S.A. (“FASA”)

Mexico City, Mexico, August 31, 2010. - Grupo Casa Saba, S.A.B. de C.V. ("SABA", "GCS", "The COMPANY" or "The GROUP") (BMV: SAB*) and (NYSE: SAB) announces that it has received final approval from the Federal Competition Commission (“Cofeco by its Spanish acronym), Mexico’s anti-trust authority, to acquire control of Farmacias Ahumada, S.A. (“FASA”), including Farmacias Benavides, S.A.B. de C.V. (“Farmacias Benavides”). In addition, GCS signed contracts with both HSBC, S.A. and Banorte, S.A. to finance the transaction and published the announcement of the initiation of the tender offer period to acquire up to 100% of FASA’s outstanding shares on the Santiago Stock Exchange.

In accordance with the terms of the agreement signed by GCS and the group of Chilean entities controlled by Mr. José Codner Chijner, the controlling shareholer of Farmacias Ahumada S.A. ("FASA") (BCS:FASA) on May 17, 2010, GCS agreed to acquire up to 100% of FASA’s 150 million outstanding shares through a tender offer on the Santiago Stock Exchange for CLP 1,642 per share.

About GCS

GCS was founded as a pharmacy in 1892, and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico’s largest nationwide distribution networks of its type with US$2.2 billion in sales in 2009. GCS distributes pharmaceutical products, health, beauty aids and consumer goods, general merchandise, publications and other products to a significant number of Mexico’s pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels. In addition, GCS also owns and operates a chain of more than 160 drugstores under the Farmacias ABC brand in Mexico and 90+ drugstores in the States of Rio de Janeiro and Sao Paulo in Brazil that operate under the CSB Drogarias, S.A. (previously known as Drogasmil Medicamento y Perfumaria, S.A.) brand.

About FASA

FASA was founded by José Codner in 1969, and is the largest drugstore operator in Latin America with US$1.65 billion in sales in 2009. FASA has a footprint of over 1240 drugstores across Chile, Mexico and Peru. During 2009, FASA served over 217 million customers in these three countries, successfully delivering top of the line customer experience and superb pharmaceutical attention. FASA has a 40-year track record of value creation and is today the largest and most modern drugstore chain in Latin America. Its stores offer a wide assortment of pharma, health & beauty, personal care and convenience consumer products.

Contacts:

GRUPO CASA SABA

Alejandro Sadurni Gómez
asadurni@casasaba.com
+52 (55) 5284-6669

Jorge Sánchez Lanzilotti
jsanchez@casasaba.com
+52 (55) 5284-6669

Sandra Yatsko
syatsko@casasaba.com
+52 (55) 5284-6672